ULTA SALON, COSMETICS & FRAGRANCE, INC.

1000 REMINGTON BLVD., SUITE 120

BOLINGBROOK, ILLINOIS 60440

August 15, 2016

Via EDGAR and Email

Ms. Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ulta Salon, Cosmetics & Fragrance, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2016
Filed March 30, 2016
Form 10-Q for the Quarter Ended April 30, 2016
Filed June 2, 2016
File No. 1-33764

Dear Ms. Thompson:

Set forth below are the responses of Ulta Salon, Cosmetics & Fragrance, Inc., a Delaware corporation (the “Company,” “Ulta Beauty,” “we,” “us” or “our”), to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 28, 2016, with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type, except where otherwise noted).

Form 10-K for the Fiscal Year Ended January 30, 2016

Overview, page 1

1.	You use the term “boutiques” in several places in your filing as well as your Form 8-K filed on March 10, 2016 and your fourth quarter 2015 earnings conference call. Please define and explain what is meant by boutiques, including “full-service boutiques,” “prestige boutiques” and “Clinique, Lancome, and Benefit boutiques.” If boutique is meant to be a subset of your Ulta Beauty stores for your prestige brands, please clarify this in your filing. Please also clarify whether prestige consultants work solely in the prestige boutique and whether customers can purchase prestige products only in the prestige boutique.

Ms. Jennifer Thompson

Response:

A typical Ulta Beauty store carries more than 20,000 prestige, mass and professional beauty products. We present these products in a self-service environment using centrally produced planograms, which are detailed schematics showing product placement in the store. Products are displayed on a variety of custom designed fixtures. Examples of these fixtures include boutiques, lighted arches, gondolas, étagères, tables and endcaps. A “boutique” or “prestige boutique” is a set of custom designed fixtures configured to prominently display certain prestige brands such as Clinique, Lancôme and Benefit within our stores.

Our prestige beauty consultants or advisors are trained to assist customers with all prestige brands throughout the store. Our customers can shop for prestige products in a variety of locations in the store, whether merchandised in prestige boutiques or displayed on other product fixtures elsewhere in the store.

In the Company’s future public filings, we will define “boutiques” as described above (namely, as a set of custom designed fixtures configured to prominently display certain prestige brands within our stores).

Financial Statements

Notes to Consolidated Financial Statements, page 50

2.	Please disclose revenues from external customers for each type of product and service sold such as cosmetics, haircare, salon styling tools, skincare and bath and body, fragrance, nail polish and nail care products, men’s products, Ulta Beauty Collection, and other health and beauty products. Alternatively, you may provide such disclosure in a manner in which you group similar products and services. Refer to ASC 280-10-50-40.

Response:

In response to the Staff’s comment, in future annual filings the Company will provide further detail on revenues from external customers by type of product and services sold in Note 1, Business and Basis of Presentation, of the Notes to Consolidated Financial Statements, including the percentage of net sales for each significant type of product and service for all periods presented. Future annual filings will generally include disclosure similar to the following, which is a markup of Note 1 in Ulta Beauty’s Form 10-K for the fiscal year ended January 30, 2016, with the new information highlighted in italics:

1. Business and basis of presentation

Ulta Salon, Cosmetics & Fragrance, Inc. was incorporated in the state of Delaware on January 9, 1990, to operate specialty retail stores selling cosmetics, fragrance, haircare and skincare products, and related accessories and services. The stores also feature full-service salons. As of January 30, 2016, the Company operated 874 stores in 48 states. As used in these notes and throughout this Annual Report on Form 10-K, all references to “we,” “us,” “our,” “Ulta,” “Ulta Beauty” or the “Company,” refer to Ulta Salon, Cosmetics & Fragrance, Inc. and its consolidated subsidiary, Ulta Inc. All amounts are stated in thousands, with the exception of per share amounts and number of stores.

Ms. Jennifer Thompson

The Company has determined its operating segments on the same basis that it uses to internally evaluate performance. The Company has combined its three operating segments, retail stores, salon services and e-commerce, into one reportable segment because they have a similar class of consumer, economic characteristics, nature of products and distribution methods.

The Company separates its merchandise and services revenue into five primary categories: (1) cosmetics; (2) skincare, bath and fragrance; (3) haircare products and styling tools; (4) salon services; and (5) other, which includes nail products and accessories. The following table sets forth the approximate percentage of net sales attributed to each merchandise category for the fiscal years set forth below:

Fiscal year ended
	January 30, 2016		January 31, 2015		February 1, 2014
Cosmetics	x	%	x	%	x	%
Skincare, Bath & Fragrance	x	%	x	%	x	%
Haircare Products & Styling Tools	x	%	x	%	x	%
Salon Services	x	%	x	%	x	%
Other	x	%	x	%	x	%

	100%		100%		100%

Form 10-Q for the Quarter Ended April 30, 2016

Financial Statements

8. Share Repurchase Program, page 12

3.	We note that you entered into an accelerated share repurchase (ASR) agreement with Goldman, Sachs & Co. to repurchase $200 million in shares of your common stock. We also note that you paid the $200 million and received an initial delivery of 852,000 shares of common stock which represents 80% of the total shares you expect to receive. We further note that you accounted for this as an equity transaction and recorded the excess over par value as reduction to additional paid-in capital and retained earnings. Please tell us how you accounted for the ASR at inception and how you accounted for it at settlement, as you stated in your first quarter 2016 earnings call on May 26, 2016 that the ASR has been settled. In doing so, please refer to ASC 505-30-25-5 and 25-6 and specifically tell us how you considered the forward contract and ASC 815-40. You may want to provide journal entries to illustrate your accounting. Furthermore, please provide us with the calculation of your weighted average shares outstanding that shows the immediate reduction for the shares received from Goldman, Sachs & Co.

Response:

Accounting Considerations

The following outlines the accounting considerations related to the Company’s ASR agreement.

Ms. Jennifer Thompson

Per ASC 505-30-25-5 and 25-6, an entity shall account for an accelerated share repurchase program as two separate transactions: (1) as shares of common stock acquired in a treasury stock transaction recorded on the acquisition date; and (2) as a forward contract indexed to its own common stock. As such, the Company viewed the ASR agreement as two separate transactions.

Transaction #1 – Treasury Stock Acquisition:

On March 15, 2016, during Ulta Beauty’s first quarter, the Company paid $200 million and received initial delivery of 851,653 shares of its common stock.

During the first quarter of 2016, the Company recorded (1) the par value of the common shares received (851,653 x $0.01), (2) the fair value of the ASR agreement in additional paid-in capital, (3) retained earnings equal to the shares repurchased multiplied by the March 15, 2016 stock price of $187.87, less par value, and (4) the cash payment made. The ASR agreement was not settled until Ulta Beauty’s second quarter.

Trade Date Entry:

Initial delivery of 851,653 shares, or 80% of total:
Common Stock (Par Value)	$8,516.53
Additional Paid-In Capital	$40,000,000.00
Retained Earnings*	$159,991,483.47
Cash		$200,000,000.00

*	The Company elected to retire the shares repurchased as part of the ASR agreement; therefore, in accordance with ASC 505-30-30-8, the Company recorded the excess over par value and additional paid-in capital to retained earnings as opposed to treasury stock.

Transaction #2 – Forward Contract:

On May 16, 2016, during the Company’s second quarter, the ASR settled and the Company received an additional 153,418 shares of common stock.

The first consideration for the second transaction was to determine whether the forward contract indexed to our own stock should be considered a liability contract per ASC 480-10-25-14. An instrument requiring delivery of a variable number of shares is classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on (1) a fixed monetary amount known at inception, (2) variations in something other than the fair value of the issuer’s equity shares or (3) variations inversely related to changes in the fair value of the issuer’s equity shares.

Under the Company’s ASR agreement, a variable number of shares were to be delivered at settlement or maturity. The monetary value delivered at settlement was equal to the volume-weighted average daily market price (VWAP) over the term of the agreement and the spot (closing) share price, multiplied by the number of shares. Since the monetary value changed as the VWAP changed, it was not predominantly based on a fixed monetary amount. As stated above, the obligation is based on the VWAP of the Company’s shares (which is not something other than the fair value of the Company’s equity shares). Additionally, the Company could have been required to deliver value as the VWAP increased and could have received value as the VWAP decreased; therefore the monetary value was not based on variations inversely related to changes in the fair value of the reporting entity’s equity shares. As a result, we believe that the ASR agreement is not within the scope of ASC 480-10-25.

Ms. Jennifer Thompson

Forward contracts to repurchase a variable number of our equity shares that require physical settlement are accounted for in conformity with guidance in ASC 815-10-15. Under ASC 815-10-15-74, contracts issued or held by a company that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its Statement of Financial Position shall not be considered to be derivative instruments. These two items are evaluated below:

1. Indexed to Its Own Stock – Per the two-step approach outlined in ASC 815-40-15-7, the Company determined that the ASR agreement entered into on March 8, 2016 was indexed to its own stock:

ASC 815-40-15-7	Applicability to the Company’s ASR

Step 1 – Evaluate the instrument’s contingent exercise provisions, if any.	Any contingent exercise provision must be evaluated to determine if there are factors that would preclude the financial instrument from being considered indexed to a company’s own stock. The Company’s instruments do not contain an exercise contingency; therefore, no further evaluation is needed. Proceed to Step 2.

Step 2 – Evaluate the instrument’s settlement provisions.	If the number of shares used to calculate the settlement amount of the forward contract is not fixed, the instrument would still be considered indexed to a company’s own stock if the only variables that could affect the settlement would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. Under the Company’s ASR agreement, the only variable that can affect the settlement amount of the contract is the VWAP of the Company’s stock, which is an input to the fair value of a fixed-for-fixed forward contract on equity shares. Therefore, the ASR forward contracts are considered indexed to the Company’s own stock.

2. Equity Classification – ASC 815-40-25 provides guidance on the balance sheet classification of freestanding derivative financial instruments that a company enters into that are indexed to, and sometimes settled in, its own stock. Contracts that include any provision that could require net cash settlement cannot be accounted for as equity, except in limited circumstances. ASC 815-40-25 sets forth a number of additional criteria, intended to identify situations in which net cash settlement could be forced, that must be met for a contract to be classified as equity:

ASC 815-40-25 Criteria	Applicability to the Company’s ASR

The contract permits the entity to settle in unregistered shares.	True. The ASR agreement states that net share settlement shall be made by delivery of registered or unregistered shares.

The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.	True. The Company has 400,000,000 authorized shares and more than 80% of the authorized shares are unissued.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	True. The ASR agreement has an explicit limit on the number of shares to be delivered. Under no circumstance are the shares to be greater than the number of shares we have authorized and unissued.

Ms. Jennifer Thompson

There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchange Commission.	True. There is no requirement to deliver cash in respect of the settlement of the ASR agreement.

There are no cash settled top-off or make-whole provisions.	True. There is no requirement to settle any shortfalls with cash.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	True. There are no such provisions within the ASR agreement.

There is no requirement in the contract to post collateral at any point or for any reason.	True. There is no requirement to post collateral in the ASR agreement.

Based on the transaction structure, the forward purchase contract portion of the Company’s ASR transaction would satisfy all of the criteria above; therefore, the forward contract should be classified as an equity instrument. Therefore, any changes to the market value of the contract are recorded in the equity section of the balance sheet, not the income statement. The fair value of the forward contract at inception is zero, so no accounting for the forward contract is required until settlement, as long as the forward contract continues to meet the requirements for classification as an equity instrument.

At settlement on May 16, 2016, during the Company’s second quarter, the VWAP exceeded the initial purchase price and 153,418 additional shares were delivered to the Company. Accordingly, during the second quarter of 2016, we recorded (1) the par value of the common shares received (153,418 x $0.01), (2) retained earnings (because we intend to retire the shares) equal to the shares repurchased multiplied by the May 16, 2016 stock price of $208.13, less par value, and (3) an offsetting entry to additional paid-in capital.

Expected Settlement Date Entry:

Settlement with delivery of 153,418 shares:
Common Stock (Par Value)	$1,534.18
Retained Earnings	$31,929,354.16
Additional Paid-In Capital		$31,930,888.34

Weighted average shares outstanding

In accordance with ASC 260-10-55-88, the above-noted treasury stock acquisition (Transaction #1) resulted in an immediate reduction of 851,653 shares of the Company’s common stock from the outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted EPS. The table below shows a summary of the weighted average share calculation for the first quarter.

Ms. Jennifer Thompson

	Total Issued # of shares	QTD Weighted Average # of shares
BEGINNING BALANCE – COMMON STOCK	63,540,648	63,540,648

Stock Option Exercises (3/11/16 – 4/25/16)	94,386	40,716
Share Repurchase Program (2/1/16 – 4/29/16)	(157,756)	(110,385)
Accelerated Share Repurchase Program (3/15/16)	(851,653)	(439,865)

ENDING BALANCE – COMMON STOCK	62,625,625	63,031,114

Based on ASC 260-10-55-32 through 55-36, upon settlement (Transaction #2) in the second quarter, the shares repurchased resulted in a reduction of 153,418 shares of the Company’s common stock from the outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted EPS.

* * *

In connection with the foregoing, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (630) 410-4807 or Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668.

Very truly yours,

/s/ Scott M. Settersten
Scott M. Settersten
Chief Financial Officer, Treasurer and Assistant Secretary

cc:	Yong Kim
Lisa Sellars
United States Securities and Exchange Commission
Russell E. Ryba
Foley & Lardner LLP
Jodi J. Caro
Ulta Beauty